March 31, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Stop 4561
Washington, D.C. 20549

Attention: Mr. Stephen Krikorian
Mr. Morgan Youngwood

Re:	Dendrite 401(K) Plan
Item 4.01 Form 8-K
Filed March 10, 2006
File No. 001-16379

Dear Mr. Krikorian and Mr. Youngwood,

We have reviewed the March 16, 2006 comment letter issued by the SEC staff relating to the Dendrite 401(K) Plan’s current Report on Form 8-K filed March 10, 2006. Set forth below is the Plan’s response to the Staff’s comment included in the March 16, 2006 comment letter. For ease of the Staff’s review, we have included the Staff’s comment preceding our response.

1. Revise your filing to indicate whether the audit committee recommended and approved the Company’s new auditor as required by Item 304(a)(2) of Regulation S-K.

Today, the Plan has revised its filing to indicate that the Audit Committee recommended and approved the Plan’s new auditor as required by Item 304(a) of Registration S-K. A copy of the Form 8-K/A the Plan has filed addressing this matter is attached hereto.

By way of this letter, the Dendrite 401(K) Plan acknowledges that (a) the Plan is responsible for the adequacy and accuracy of the disclosure in the Form 8-K; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Plan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address the staff’s comments. However, if you have any points that you would like to discuss further, please contact me.

Sincerely,

/s/ Brent J. Cosgrove

Brent J. Cosgrove
Member, Retirement Committee
Dendrite 401(K) Plan

1405 US HIGHWAY 206 SOUTH • BEDMINSTER, NJ • 07921

P: 908.443.2000 • F: 908.443.2100

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)                                          November 4, 2005

DENDRITE 401(K) PLAN

(Exact Name of Registrant as Specified in Charter)

New Jersey	001-16379	22-2786386
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

1405 U.S. Highway 206, Bedminster, New Jersey		07921
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code                                             (908) 443-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐                 Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant’s Certifying Accountant

On March 10, 2006, Dendrite International, Inc. (the “Company”) filed a Current Report on Form 8-K disclosing that it has dismissed BDO Seidman (“BDO”) as the independent registered public accounting firm for the Dendrite 401(k) Plan (the “Plan”) and engaged Deloitte & Touche LLP (“Deloitte”) as the Plan’s independent registered public accounting firm. This Amendment No. 1 to Current Report on Form 8-K is being filed to confirm that this action was taken pursuant to the recommendation and approval of the Company’s Audit Committee.

Effective November 4, 2005, the Company, pursuant to the recommendation and approval of the Company’s Audit Committee, dismissed BDO as the independent registered public accounting firm for the Plan and engaged Deloitte as the Plan’s independent registered public accounting firm.

BDO was initially engaged as the Plan’s independent registered public accounting firm effective November 24, 2004. The report of BDO on the Plan’s financial statements for the year ended December 31, 2003 does not contain an adverse opinion or a disclaimer of opinion and are not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2003 and through November 4, 2005, there were no disagreements with BDO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to BDO’s satisfaction, would have caused BDO to make reference to the subject matter of the disagreement in connection with its audit report on the Plan’s financial statement for such year, and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the year ended December 31, 2003 and through November 4, 2005, the Company did not consult with Deloitte regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The Plan requested BDO to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the letter is filed as Exhibit 16 to this Form 8-K.

Item 9.01. Financial Statements, Pro Forma Financial Information and Exhibits

(c)  Exhibits.

16                                  Letter of BDO Seidman regarding change in certifying accountant

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dendrite 401(k) Plan

Dated: March 31, 2006	By:	BRENT J. COSGROVE
Brent J. Cosgrove
Member, Retirement Committee

3

EXHIBIT INDEX

Exhibit No.	Description

16	Letter of BDO Seidman regarding change in certifying accountant

Exhibit 16

March 9, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 4, 2005, to be filed by our former client, the Dendrite 401(k) Plan sponsored by Dendrite International, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO Seidman, LLP